EXHIBIT (a)(4)

BELLEVUE CAPITAL PARTNERS, LLC ANNOUNCES EXTENSION OF TENDER OFFER FOR SHARES OF AMERICAN STRATEGIC INVESTMENT CORP.

NEW YORK, June 28, 2024 – Bellevue Capital Partners, LLC (“Bellevue”) announced today the extension of the expiration of its previously announced tender offer to purchase up to 125,000 shares of American Strategic Investment Co. (NYSE: NYC) (“ASIC”) common stock for a purchase price of $11.00 (the “Tender Offer”). The Tender Offer will close on July 15, 2024.

The Tender Offer is being made upon, and is subject to, the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal. The Tender Offer, which was previously scheduled to expire at 5:00 PM, New York City time, on July 5, 2024, has been extended until 5:00 PM, New York City time, on July 15, 2024, unless further extended or earlier terminated by Bellevue (the “Expiration Date”). Tenders of common stock may be withdrawn at any time at or prior to 5:00 PM, New York City time, on July 15, 2024, but may not be withdrawn thereafter except in certain limited circumstances where additional withdrawal rights are required by law.

Bellevue is making this offer at a 90% premium to the May 3, 2024 closing price because of its continued confidence in ASIC’s portfolio and underlying assets. Bellevue further believes in the previously announced expanded investment strategy that ASIC is pursuing and in the long-term value of ASIC’s common stock. The 90% premium to the May 3, 2024 closing stock price reflects Bellevue’s belief in the long-term performance of ASIC and its portfolio of assets.

About Bellevue Capital Partners, LLC

Bellevue is a leading, diversified investment, asset management and operating platform and the sole member of AR Global Investments, LLC, the parent company to the advisor and property manager of ASIC.